SUB-ITEM 77Q1(b): Copies of the text of any proposal described in answer to sub-item 77D

Changes to Investment Strategy

It was voted that the proposed changes to the investment strategies for the Loomis Sayles Bond Fund, the Loomis
Sayles Fixed Income Fund and the Loomis Sayles
Investment Grade Fixed Income Fund as presented at the meeting of the Board of Trustees of Loomis Sayles Funds
I be approved.



		Exhibit 77Q1(b)(i)